[Orrick, Herrington & Sutcliffe LLP Letterhead]

February 20, 2008

VIA EDGAR AND HAND DELIVERY

Division of Corporation Finance Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549-4561
Attention:	Mark Webb, Legal Branch Chief Mail Stop 4561
Re:
CMR Mortgage Fund II, LLC
File No. 000-52903

Ladies and Gentlemen:

On behalf of CMR Mortgage Fund II, LLC (the "Fund"), this letter responds to comments raised by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to Amendment No. 1 to the Fund's Form 10 in a letter dated January 28, 2008. For your convenience, the responses are keyed to the comments in the letter.

Form 10

Other Risks—Our sales of membership interests in the past could expose us to liability if such sales were to be determined to have been made in violation of Section 3(a)(11) of the Securities Act, page 22

1.
Please revise to disclose whether any members of the fund have requested to rescind their ownership and receive a refund. Also disclose the amount of any liability recorded or disclose that no liability has been recorded.

Response:

The disclosure in Amendment No. 2 to the Form 10 ("Amendment No. 2") being filed concurrently has been revised in response to this comment.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 46

2.
Please refer to comment 20 in our letter dated June 27, 2007. We believe the information required by Item 304 of Regulation S-K is required even if all of the financial statements have been reported upon by the new accountant. Therefore, we reissue the comment.

Response:

The disclosure has been revised in response to this comment and a letter from the former accountant addressed to the Commission has been filed as an exhibit to Amendment No. 2.

Financial Statements
Note 2. Summary of Significant Accounting Policies

Loans Secured by Deeds of Trust, page F-8

3.
Please refer to comment 25 in our letter dated June 27, 2007. We believe that until the interest is legally owed to the fund, the amounts represent part of the loan balance. Please revise to present these amounts as loans and disclose the amount held in an interest reserve trust account for all periods presented.

Response:

Based on the research conducted by the Fund's manager, California Mortgage and Realty, Inc. (the "Manager") and the Fund's independent registered public accounting firm, the accounting literature does not provide definitive guidance as to the balance sheet treatment for the interest reserves advanced to the escrow trust accounts held on behalf of the Fund by the Manager.

The Fund presented these interest reserves as "Due from related parties" rather than including them as part of the outstanding loan balances for the following reasons:

  1.
  The funds are segregated in bank trust accounts that are controlled by the Manager and the accounts are not owned or controlled by the Fund.

  2.
  It is the Fund's position that it has the right and ability to offset the funds held in the escrow trust accounts in the event of pre-payment or default by the borrower against the loan balance. The Manager has drawn these escrow trust funds as a source of repayment on a defaulted loan in the past as the trust account was under the control of the lender through its agent (the Manager) and the borrower had no right to the monies in the account.

It is the Fund's position that the current presentation in the balance sheet, along with the disclosures in the notes to the financial statements, provides the users of the financial statements with a transparent representation of how ownership and control of the interest reserve escrow trust accounts operate between the borrower, the Fund and the Manager.

Condensed Interim Financial Statements

Condensed Statement of Cash Flows, page F-20

4.
Please tell us why the amounts presented as "Contributions from members" does not agree with the amounts disclosed in the table on page 43. If the difference is due to reinvestments of distributions being included in the table of page 43, please disclose this non-cash financing activity in the supplemental disclosure of cash flow information for your interim and annual periods.

Response:

The amounts included in the table have been corrected. The remaining difference between the table and the amount presented as the "Contributions from members" is the amount of distributions reinvested. This is now shown on the cash flow statement as non-cash financing activities.

Note 7. Due From/To Related Parties, page F-25

5.
Please refer to comment 22 in our letter dated June 27, 2007. We note that the manager paid for certain operating expenses during the quarter ended September 30, 2007. Please revise to disclose if the Manager has requested reimbursement for all operating costs paid for by the Manager. If the Manager has not requested reimbursement, please disclose this fact, the reasons why the Manager has not requested reimbursement and the amount.

Response:

The Manager had not paid any expenses on behalf of the Fund through June 2007. During the third quarter, the Manager advanced funds to pay for certain administrative expenses. The Manager sought and received reimbursement of these expenses in the fourth quarter. These expenses are included as Fund expenses on the Condensed Statement of Income for the nine months ended

September 30, 2007 as the Manager advanced these amounts to the Fund rather than absorbed the expenses. The Fund believes the resulting presentation is in accordance with SAB Topic 1.B.1.

Please contact the undersigned at (415) 773-5749 or Richard V. Smith at (415) 773-5830 with any questions concerning these responses. Our facsimile number is (415) 773-5759.

Very truly yours,
/s/ BARBARA M. LANGE Barbara M. Lange